HECO Exhibit 12.2

Hawaiian Electric Company, Inc. and Subsidiaries

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

	Nine months ended September 30		Years ended December 31
(dollars in thousands)	2005	2004	2004	2003	2002	2001	2000
Fixed charges
Total interest charges	$37,137	$37,575	$49,588	$44,341	$44,232	$47,056	$49,062
Interest component of rentals	928	612	909	820	663	728	696
Pretax preferred stock dividend requirements of subsidiaries	1,098	1,112	1,459	1,430	1,434	1,433	1,438
Preferred securities distributions of trust subsidiaries	—	—	—	7,675	7,675	7,675	7,675

Total fixed charges	$39,163	$39,299	$51,956	$54,266	$54,004	$56,892	$58,871

Earnings
Income before preferred stock dividends of HECO	$55,426	$68,743	$82,257	$79,991	$91,285	$89,380	$88,366
Fixed charges, as shown	39,163	39,299	51,956	54,266	54,004	56,892	58,871
Income taxes (see note below)	33,671	43,055	49,479	49,824	56,658	55,416	55,375
Allowance for borrowed funds used during construction	(1,460)	(2,236)	(2,542)	(1,914)	(1,855)	(2,258)	(2,922)

Earnings available for fixed charges	$126,800	$148,861	$181,150	$182,167	$200,092	$199,430	$199,690

Ratio of earnings to fixed charges	3.24	3.79	3.49	3.36	3.71	3.51	3.39

Note:
Income taxes is comprised of the following:
Income tax expense relating to operating income from regulated activities	$33,785	$43,454	$50,059	$50,175	$56,729	$55,434	$55,213
Income tax expense (benefit) relating to results from nonregulated activities	(114)	(399)	(580)	(351)	(71)	(18)	162

	$33,671	$43,055	$49,479	$49,824	$56,658	$55,416	$55,375

For purposes of calculating the ratio of earnings to fixed charges, “earnings” represent the sum of (i) pretax income before preferred stock dividends of HECO and before adjustment for undistributed income or loss from equity investees and (ii) fixed charges (as hereinafter defined, but excluding the allowance for borrowed funds used during construction). “Fixed charges” represent the sum of (i) interest, whether capitalized or expensed, (ii) amortization of debt expense and discount or premium related to any indebtedness, whether capitalized or expensed, (iii) the estimate of the interest within rental expense, (iv) the preferred stock dividend requirements of HELCO and MECO, increased to an amount representing the pretax earnings required to cover such dividend requirements and (v) in 2003 and prior years when the trust subsidiaries were consolidated, the preferred securities distribution requirements of the trust subsidiaries.